

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Curtis V. Anastasio
Chief Executive Officer
NuStar GP Holdings, LLC
NuStar Energy L.P.
2330 North Loop 1604 West
San Antonio, Texas 78248

> **Re:** **NuStar GP Holdings, LLC**
> **NuStar Energy L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Response Letter Dated July 13, 2010**
> **Response Letter Dated September 3, 2010**
> **File No. 1-32940**
> **File No. 1-16417**

Dear Mr. Anastasio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director